September 12, 2024

Thomas S. Timko
Executive Vice President and Chief Financial Officer
Diebold Nixdorf, Incorporated
350 Orchard Avenue NE
North Canto, OH 44720

       Re: Diebold Nixdorf, Incorporated
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Form 8-K furnished on February 14, 2024
           File No. 001-04879
Dear Thomas S. Timko:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 26

1. We note that you have combined your results of operations for the predecessor and successor periods during 2023 with adjustments to remove the impact of having implemented fresh start accounting in the successor period. Please describe in detail what the adjustment to each line item represents. We also note that you provide the combined presentation as well as other non-GAAP measures in your earnings release furnished on
       Form 8-K on February 14, 2024 that adjust to exclude the impact of fresh start accounting. Please explain your basis for presenting the combined and non-GAAP presentations that exclude the impact of fresh start accounting and tell us how you considered whether they result in the presentation of non-GAAP measures that substitute individually tailored recognition and measurement methods for those of GAAP.
       Refer to Question 100.04 of the Non-GAAP C&DI.
 September 12, 2024
Page 2
General

2. Please revise in future filings to include your policy relating to the recovery of erroneously awarded compensation as an exhibit. Refer to Item 601(b)(97) of Regulation
       S-K.
Form 8-K furnished on February 14, 2024
Non-GAAP Financial Measures and Other Information, page 3

3. We note your adjustments for "restructuring and transformation - other" here and in your
       2024 earnings releases. Please describe in detail, the specific nature of these adjustments and provide a quantitative breakdown of these costs for the periods presented here as well as for the six months ended June 30, 2024. As part of your response, explain whether these costs represent normal, recurring, cash operating expenses necessary to operate your business. Refer to Question 100.01 of the non-GAAP C&DIs.
Operating Profit by Segment - Unaudited , page 8

4. We note that you present total Segment operating profit (for example $596.0 for the year ended December 31, 2023), which is a non-GAAP measure. However, it would appear that such measure may include adjustments that are inconsistent with the applicable non-
       GAAP guidance. In this regard, adjusting for    Corporate charges"
appears to present a
       non-GAAP measure that excludes normal, recurring, cash operating expenses. Therefore, please revise to remove this measure from your earnings releases on Form 8-K. Refer to Questions 100.01 and 104.04 of the non-GAAP C&DIs.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chen Chen at 202-551-7351 or Christine Dietz at 202-551-3408 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Elizabeth Radigan